July 12, 2017

VIA EMAIL AND MAIL

Era Anagnosti

Legal Branch Chief

Office of Financial Services

Re:	China Commercial Credit, Inc.
Amendment No.1 to Registration Statement on Form S-3
Filed June 16, 2017
File No. 333-217473

Dear Ms. Anagnosti:

This letter is in response to the letter dated June27, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Commercial Credit, Inc. (the “Company”, “we” or “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-3/A submitted accompanying this Response Letter is referred to as Amendment No.2.

Registration Statement on Form S-3

Exhibit 5.1 – Opinion of Hunter Taubman Fischer & Li, LLC

1.       We note that the opinion is limited to the laws of the State of Delaware, while the indenture and the debt securities are governed by the laws of the State of New York (refer to Section 10.8 of the form of indenture filed as Exhibit 4.1). Please have counsel revise its legal opinion to also opine the laws of the State of New York with respect to the noted securities.

In response to Staff’s comments, exhibit 5.1 has been revised. Please refer to the revised disclosure on page 2 of the Exhibit 5.1 filed with Amendment No.2.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

3. Summary of Significant Accounting Policies

(f) Allowance for loan losses, page F-10

2.       Please refer to comment 13. We remain unclear as to your charge-off policy for loans based upon your response and current disclosures in your filing. We note your disclosure on page F-10 that you recognize a charge-off when management determines that full repayment of a loan is not probable. Further, we note the definition on page 13 of “doubtful” loans which are “loans for which borrowers are unable to repay principal and accrued interest in full” and “loss” loans for which “principal and accrued interest cannot be recovered or only a small portion can be recovered after taking all possible measures.” Please tell us how you determine when a loan is deemed uncollectible, pursuant to ASC 310-10-35-41, and therefore should be charged-off, especially considering the fact that you have significant balances in loans more than one year past due and substantially all of your loan portfolio is classified as either “doubtful” or “loss.” It would appear that loans more than one year past due and/or classified as “doubtful” or “loss” are clear indicators that a loan may be impaired and would require some charge-off since full repayment of loan would not appear to be probable. Please provide us with a detailed response supporting your accounting given the minimal amount of charge-offs recorded during the year ended December 31, 2016.

The definition of loan portfolio classified as either “doubtful” or “loss” is similar to that of “charged-off” loans in terms of collectability. In determining whether a loan should be classified as a doubtful or loss loan or as a charged-off loan, the Company considers different evidence:

a. Doubtful or loss loans – the Company considers objective evidence including but not limited to loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic condition and other relevant factors.

b. Charged-off loans – As per ASC 310-10-35-41, The Company deems the unpaid portion of the loan to be uncollectible after the Company has completed all of the necessary legal or other collection proceedings for outstanding loans aged over one year. The loan and related allowance is then written off.

(n) Financial guarantee service contract, page F-13

3.       Please refer to comment 15. You state in your response that once you pay on behalf of the guarantee service customers, the amounts due from these customers are similar to loans receivable. We also note that you present “guarantee paid on behalf of guarantee service customers” as an asset on your balance sheet. Please revise future filings for all periods to include the allowance associated with “guarantees paid on behalf of guarantee service customers” as a contra-asset allowance account rather than include in the line item “accrual for financial guarantee service,” presented as a liability.

In response to Staff’s comments, in future filings, we will revise our disclosure to include the allowance associated with “guarantees paid on behalf of guarantee service customers” as a contra-asset allowance account, rather than presented as a liability.

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4.       As a related matter, please compare and contrast the reason(s) for the difference between the allowance for guarantees, which ranges from 50-55% for fiscal years ended December 31, 2016 and 2015, to the allowance for guarantees paid on behalf of guarantee service customers, which ranged from 97% - 100% during these same time periods. Please provide a detailed response and revise future filings to explain how you determine each of these allowances and the reasons for the significant difference between these allowance percentages.

The allowance for guarantees, which ranges from 50% to 55%, represented the allowance for immature guarantees. The percentage was a weighted average percentage for all immature guarantees. The Company assessed the allowance from comprehensive factors including the financial condition, payment intention, historical default status and other relevant information and documents.

The allowance for guarantees paid on behalf of guarantee service customers, which ranges from 97% to 100%, represented the allowance for mature and defaulted guarantees. Considering the aging of outstanding defaulted guarantee, the financial condition of the guarantees and other relevant information and documents of each customer, the Company decided that theallowance accrued at a high percentage of 97% to 100%.

We will make such disclosure in the future filings.

9. Loan Impairment, page F-25

5.       Please refer to comments 16 and 17. We remain unclear why your loan balances classified as “doubtful” and “loss” are not considered impaired loans, considering the guidance in ASC 310-10-35-2 which defines an impaired loan as a loan where it is probable that the creditor will be unable to collect all the contractual interest and principal payments as scheduled in the loan agreement. Noting your definitions of “doubtful” and “loss” loans on page 13, please tell us in detail how you determined your loans classified as “doubtful” and “loss” are not impaired.

The definition of loan portfolio classified as either “doubtful” or “loss” is similar to that of “charged-off” loans, in terms of collectability. However, in determining whether a loan should be classified as a doubtful or loss loan or as a charged-off loan, the Company considers different evidences:

a. Doubtful or loss loans – the Company considers objective evidence including but not limited to loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic condition and other relevant factors.

b. Charged-off loans – As per ASC 310-10-35-41, The Company deems the unpaid portion of the loan to be uncollectible after the Company has completed all of the necessary legal or other collection proceedings for outstanding loans aged over one year. The loan and related allowance is then written off.

6.       As a related matter, please tell us how you determined the $1,379,455 in impaired loans as of December 31, 2016 and explain in detail how these impaired loans differ from the remainder of your loans classified as “doubtful” and “loss” which are determined to be not impaired.

This is a misunderstanding. The $1,379,455 represented the loan balance subject to a specific loan allowance on the basis of repayment schedules between the Company and the customers, while other “doubtful” and “loss” loans are subject to a general allowance of 50% to 100% on the basis of general assessment.

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In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Long Yi
Chief Financial Officer and Director
China Commercial Credit, Inc.

cc:      Joan Wu, Esq.

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